SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                                 Commission File Number: 0-20845

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

[ ] Form 10-K    [X] Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ] Form 10-QSB  [ ] Form N-SAR

         For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 10-KSB        [ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                          ----------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Item 6 - Management's Discussion and Analysis or Plan of Operation.
         Item 7 - Financial Statements.
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                     Big Buck Brewery & Steakhouse, Inc.
Former name if applicable:
Address of principal executive office:       550 South Wisconsin Street
City, state and zip code:                    Gaylord, Michigan 49734
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                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form
                  N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form
                  10-QSB, or portion thereof will be filed on or before the
                  fifth calendar day following the prescribed due date; and
[X]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

         For the reasons set forth in the accountant's statement attached hereto, the registrant's accountant was unable to furnish its report on the registrant's financial statements on or before the date such report was required to be filed. This inability to file timely certain portions of the registrant's Form 10-KSB could not be eliminated without unreasonable effort or expense. The registrant will file the portions of the Form 10-KSB that are the subject of this notification no later than the 15th calendar day following the prescribed due date for the Form 10-KSB.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              William F. Rolinski                    (517) 731-0401
         -----------------------------   ---------------------------------------
              (Name)                     (Telephone Number, including Area Code)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant has continued to experience losses from operations. Subject to the completion of the annual audit of its financial statements, the registrant estimates that its net loss for the year ended December 31, 2000 was approximately $3.2 million.

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                       Big Buck Brewery & Steakhouse, Inc.
             -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    April 2, 2001           By    /s/ William F. Rolinski
     -------------------           --------------------------------------
                                          William F. Rolinski
                                          President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                                                      EXHIBIT

                                  April 2, 2001


Mr. William Rolinski
Big Buck Brewery & Steakhouse, Inc.
550 South Wisconsin Street
Gaylord, Michigan  49734

Regarding:   Annual Audit

Dear Mr. Rolinski:

This letter confirms that, despite our best efforts, as of today we have not completed our audit and are not yet in a position to render an opinion on the financial statements for the year ended December 31, 2000. We fully expect to be in a position to render our opinion within the next fifteen days.

                                        Very truly yours,
                                        PLANTE & MORAN, LLP
                                        /s/ Jonathan Chism
                                        Jonathan Chism, Partner